March 12, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance Office of Real Estate & Construction

100 F Street, NE

Washington, DC 20549

Re:	Quartzsea Acquisition Corp

Amendment No. 1 to Registration Statement on Form S-1

Filed March 11, 2025

File No. 333-285152

Ladies and Gentlemen:

On behalf of our client, Quartzsea Acquisition Corporation (“Quartzsea”), we are writing to submit responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated March 12, 2025, relating to Quartzsea’s Registration on Form S-1 filed March 11, 2025.

Quartzsea is filing via EDGAR Amendment No. 2 to Registration Statement on Form S-1, which reflects responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the responses thereto.

Amendment No. 1 to Registration Statement on Form S-1 submitted March 11, 2025

General

1.	In appropriate locations in the registration statement, please add disclosure regarding the exclusive forum provisions in the Post-offering Memorandum and Articles of Association and the Rights Agreement.

Response: We acknowledge the Staff’s comment and advise that the disclosure on pages 65, 66, 112, and 135 has been revised to address the Staff’s comment.

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If you have any questions, please feel free to contact me at (312) 662-2913. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Cassi Olson
Cassi Olson